Form 40-F/A
period 2005-03-31
AnorMED Inc.
filed 2005-11-01
CIK 1341988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

AMENDMENT NO. 1

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[   ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: _____________	Commission File Number: 001-32654

ANORMED INC.
(Exact name of Registrant as specified in its charter)

Canada	2834	98-0171581
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

200 - 20353 64th Avenue
Langley, British Columbia, Canada V2Y 1N5
Tel. No. (604) 530-1057
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8600
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:  N/A

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ]	No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ ]	No [X]

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 40-F of the Registrant is being filed to report that the Registrant’s Common shares have been approved for listing on the American Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated at Langley, British Columbia, Canada as of November 1, 2005

ANORMED INC.
Per:	/s/ William J. Adams
Name:	W. J. (Bill) Adams
Title:	Vice President, Finance, Chief Financial Officer, Treasurer and Secretary