Form 40-F
period 2006-03-31
AnorMED Inc.
filed 2006-06-30
CIK 1341988

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2006

Commission file number: 1-32654

ANORMED INC.

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number (if applicable))	98-0171581 (I.R.S. Employer Identification Number (if Applicable))

200 - 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5

Tel. No. (604) 530-1057

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 111 Eighth Avenue, New York, New York 10011

(212) 894-8600

(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.  Rights

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form

[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 41,229,405 Common Shares.

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___   No  X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X   No___

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)

Annual Information Form for the fiscal year ended March 31, 2006;

(b)

Management’s Discussion and Analysis for the fiscal year ended March 31, 2006; and

(c)

Consolidated Financial Statements for the fiscal year ended March 31, 2006 (Note 13 to the Consolidated Financial Statements relates to United States Generally Accepted Accounting Principles (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended March 31, 2006, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended March 31, 2006, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that none of the members of the registrant’s audit and risk committee qualify as an “audit committee financial expert” (as such term is defined in Form 40-F).  The registrant’s board of directors had determined that Kenneth Galbraith, a former member of the registrant’s audit and risk committee, qualified as an “audit committee financial expert”.  However, Mr. Galbraith ceased to be a member of the registrant’s audit and risk committee on May 19, 2006, upon assuming the role of Acting Chief Executive Officer of the registrant.  The registrant has not had sufficient time to find a replacement for Mr. Galbraith as an audit committee financial expert, but it intends to seek such a replacement.

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (the “Ethics Code”).  The Ethics Code was filed as Exhibit 99.19 to the registrant’s Registration Statement on Form 40-F filed with the Commission on October 24, 2005.  In addition, a copy of the Ethics Code, entitled “Business Philosophy and Corporate Code of Ethics”, is available for viewing on the registrant’s website at www.anormed.com.

Since the adoption of the Ethics Code, there have not been any amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

Principal Accountant Fees and Services.

The required disclosure of principal accountant fees and services is included under the heading “Audit and Risk Committee Information – External Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended March 31, 2006, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure of pre-approval policies and procedures is included under the heading “Audit and Risk Committee Information – Pre-Approval and Procedures” in the registrant’s Annual Information Form for the fiscal year ended March 31, 2006, filed as part of this Annual Report on Form 40-F.

Of the fees reported under “Principal Accountant Fees and Services” above, none of the fees billed by KPMG LLP were approved by the audit and risk committee of the board of directors of the registrant pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The required disclosure of off-balance sheet arrangements is included under the heading “Liquidity and Capital Resources – Off-Balance Sheet Arrangements” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2006, filed as part of this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations.

The required disclosure of contractual obligations is included under the heading “Liquidity and Capital Resources – Contractual Obligations” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2006, filed as part of this Annual Report on Form 40-F.

Identification of the Audit and Risk Committee.

The registrant has a separately-designated standing audit and risk committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Jacques Lapointe (Chair), I. Berl Nadler and Klaus Veitinger.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process.

The Company has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 29, 2006.

AnorMED Inc.

By:  /s/ William J. Adams

William J. Adams
Vice President Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended March 31, 2006
99.2	Management’s Discussion and Analysis for the fiscal year ended March 31, 2006
99.3	Consolidated Financial Statements for the fiscal year ended March 31, 2006
99.4	Certification of the Acting Chief Executive Officer and Chairman pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of the Vice President, Finance, Chief Financial Officer, Secretary and Treasurer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of the Acting Chief Executive Officer and Chairman
99.7	Section 1350 Certification of the Vice President, Finance, Chief Financial Officer, Secretary and Treasurer
99.8	Consent of Independent Registered Public Accounting Firm

Exhibit 99.4

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kenneth H. Galbraith, certify that:

1.

I have reviewed this annual report on Form 40-F of AnorMED Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated:

June 29, 2006

/s/ Kenneth H. Galbraith

Kenneth H. Galbraith

Acting Chief Executive Officer and Chairman

(Principal Executive Officer)

Exhibit 99.5

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William J. Adams, certify that:

1.

I have reviewed this annual report on Form 40-F of AnorMED Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated:  June 29, 2006

/s/ William J. Adams

William J. Adams

Vice President Finance, Chief Financial Officer, Secretary and Treasurer
(Principal Financial Officer)

Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AnorMED Inc. (the “Company”) on Form 40-F for the year ended March 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kenneth H. Galbraith, Acting Chief Executive Officer and Chairman of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Kenneth H. Galbraith

Kenneth H. Galbraith

Acting Chief Executive Officer and Chairman

June 29, 2006

Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AnorMED Inc. (the “Company”) on Form 40-F for the year ended March 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William J. Adams, Vice President Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ William J. Adams

William J. Adams

Vice President Finance, Chief Financial Officer
Secretary and Treasurer

June 29, 2006

Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
AnorMED Inc.

We consent to the use of our report dated May 12, 2006, except for note 14(b) which is as of June 2, 2006, included in this Annual Report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
May 12, 2006, except for note 14(b) which is as of June 2, 2006